Fossil Group, Inc.

901 S. Central Expressway

Richardson, Texas 75080

September 23, 2025

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Jane Park

Re:	Fossil Group, Inc.
Registration Statement on Form S-3 (File No. 333-290139)

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (File No. 333-290139) (as amended, the “Registration Statement”), of Fossil Group, Inc. (the “Company”).

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on September 25, 2025, or as soon as practicable thereafter.

Please call Frank Adams at (212) 310-8905, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Fossil Group, Inc.

By:	/s/ Randy S. Hyne
	Name:	Randy S. Hyne
	Title:	Chief Legal Officer and Secretary